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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hansen Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

411307 10 1 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06) 3340875-1

Page 1 of 10 pages

CUSIP No. 411307 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joseph M. Mandato
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

1,748,778 (1)
7. Sole Dispositive Power

0
8. Shared Dispositive Power

1,748,778 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,748,778 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)

8.1%
12.	Type of Reporting Person (See Instructions)

IN

(1)

These shares are held directly by De Novo Ventures II, L.P. and indirectly by De Novo Management II, L.L.C., the sole general partner of De Novo Ventures II, L.P. Joseph M. Mandato, Frederick J. Dotzler, David M. Mauney, M.D., Richard M. Ferrari and Frank T. Watkins are managing directors of De Novo Management II, L.L.C. and share voting and dispositive power with respect to shares held by De Novo Ventures II, L.P. Mr. Mandato disclaims beneficial ownership of the aforementioned shares except to the extent of his pecuniary interest therein.

Page 2 of 10 pages

CUSIP No. 411307 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Frederick J. Dotzler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

1,748,778 (2)
7. Sole Dispositive Power

0
8. Shared Dispositive Power

1,748,778 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,748,778 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)

8.1%
12.	Type of Reporting Person (See Instructions)

IN

(2)

These shares are held directly by De Novo Ventures II, L.P. and indirectly by De Novo Management II, L.L.C., the sole general partner of De Novo Ventures II, L.P. Joseph M. Mandato, Frederick J. Dotzler, David M. Mauney, M.D., Richard M. Ferrari and Frank T. Watkins are managing directors of De Novo Management II, L.L.C. and share voting and dispositive power with respect to shares held by De Novo Ventures II, L.P. Mr. Dotzler disclaims beneficial ownership of the aforementioned shares except to the extent of his pecuniary interest therein.

Page 3 of 10 pages

CUSIP No. 411307 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

David M. Mauney, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

1,748,778 (3)
7. Sole Dispositive Power

0
8. Shared Dispositive Power

1,748,778 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,748,778 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)

8.1%
12.	Type of Reporting Person (See Instructions)

IN

(3)

These shares are held directly by De Novo Ventures II, L.P. and indirectly by De Novo Management II, L.L.C., the sole general partner of De Novo Ventures II, L.P. Joseph M. Mandato, Frederick J. Dotzler, David M. Mauney, M.D., Richard M. Ferrari and Frank T. Watkins are managing directors of De Novo Management II, L.L.C. and share voting and dispositive power with respect to shares held by De Novo Ventures II, L.P. Dr. Mauney disclaims beneficial ownership of the aforementioned shares except to the extent of his pecuniary interest therein.

Page 4 of 10 pages

CUSIP No. 411307 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard M. Ferrari
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

1,748,778 (4)
7. Sole Dispositive Power

0
8. Shared Dispositive Power

1,748,778 (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,748,778 (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)

8.1%
12.	Type of Reporting Person (See Instructions)

IN

(4)

These shares are held directly by De Novo Ventures II, L.P. and indirectly by De Novo Management II, L.L.C., the sole general partner of De Novo Ventures II, L.P. Joseph M. Mandato, Frederick J. Dotzler, David M. Mauney, M.D., Richard M. Ferrari and Frank T. Watkins are managing directors of De Novo Management II, L.L.C. and share voting and dispositive power with respect to shares held by De Novo Ventures II, L.P. Mr. Ferrari disclaims beneficial ownership of the aforementioned shares except to the extent of his pecuniary interest therein.

Page 5 of 10 pages

CUSIP No. 411307 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Frank T. Watkins
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

1,748,778 (5)
7. Sole Dispositive Power

0
8. Shared Dispositive Power

1,748,778 (5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,748,778 (5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)

8.1%
12.	Type of Reporting Person (See Instructions)

IN

(5)

These shares are held directly by De Novo Ventures II, L.P. and indirectly by De Novo Management II, L.L.C., the sole general partner of De Novo Ventures II, L.P. Joseph M. Mandato, Frederick J. Dotzler, David M. Mauney, M.D., Richard M. Ferrari and Frank T. Watkins are managing directors of De Novo Management II, L.L.C. and share voting and dispositive power with respect to shares held by De Novo Ventures II, L.P. Mr. Watkins disclaims beneficial ownership of the aforementioned shares except to the extent of his pecuniary interest therein.

Page 6 of 10 pages

Item 1.	(a)	Name of Issuer

Hansen Medical, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

380 North Bernardo Avenue, Mountain View, CA 94043

Item 2.	(a)	Name of Person Filing

Joseph M. Mandato
Frederick J. Dotzler
David M. Mauney, M.D.
Richard M. Ferrari
Frank T. Watkins

	(b)	Address of Principal Business Office or, if none, Residence

c/o De Novo Ventures 1550 El Camino Real, Suite 150 Menlo Park, CA 94025

	(c)	Citizenship

		Joseph M. Mandato	United States of America
		Frederick J. Dotzler	United States of America
		David M. Mauney, M.D.	United States of America
		Richard M. Ferrari	United States of America
		Frank T. Watkins	United States of America

	(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

	(e)	CUSIP Number

411307 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 7 of 10 pages

Item 4.	Ownership

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Joseph M. Mandato	1,748,778 (1)
		Frederick J. Dotzler	1,748,778 (2)
		David M. Mauney, M.D.	1,748,778 (3)
		Richard M. Ferrari	1,748,778 (4)
		Frank T. Watkins	1,748,778 (5)

	(b)	Percent of class:

		Joseph M. Mandato	8.1%
		Frederick J. Dotzler	8.1%
		David M. Mauney, M.D.	8.1%
		Richard M. Ferrari	8.1%
		Frank T. Watkins	8.1%

	(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

	Joseph M. Mandato	0
	Frederick J. Dotzler	0
	David M. Mauney, M.D.	0
	Richard M. Ferrari	0
	Frank T. Watkins	0

	(ii)	Shared power to vote or to direct the vote:

	Joseph M. Mandato	1,748,778 (1)
	Frederick J. Dotzler	1,748,778 (2)
	David M. Mauney, M.D.	1,748,778 (3)
	Richard M. Ferrari	1,748,778 (4)
	Frank T. Watkins	1,748,778 (5)

	(iii)	Sole power to dispose or to direct the disposition of:

	Joseph M. Mandato	0
	Frederick J. Dotzler	0
	David M. Mauney, M.D.	0
	Richard M. Ferrari	0
	Frank T. Watkins	0

	(iv)	Shared power to dispose or to direct the disposition of:

	Joseph M. Mandato	1,748,778 (1)
	Frederick J. Dotzler	1,748,778 (2)
	David M. Mauney, M.D.	1,748,778 (3)
	Richard M. Ferrari	1,748,778 (4)
	Frank T. Watkins	1,748,778 (5)

Item 5.	Ownership of Five Percent or Less of a Class

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons

	Not applicable.

Item 8.	Identification and Classification of Members of the Group

	Not applicable.

Item 9.	Notice of Dissolution of Group

	Not applicable.

Item 10.	Certification

	Not applicable.

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

/s/ Joseph M. Mandato
Joseph M. Mandato

/s/ Frederick J. Dotzler
Frederick J. Dotzler

/s/ David M. Mauney, M.D.
David M. Mauney, M.D.

/s/ Richard M. Ferrari
Richard M. Ferrari

/s/ Frank T. Watkins
Frank T. Watkins

Page 9 of 10 pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) relating to the Common Stock of Hansen Medical, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2007.

/s/ Joseph M. Mandato
Joseph M. Mandato

/s/ Frederick J. Dotzler
Frederick J. Dotzler

/s/ David M. Mauney, M.D.
David M. Mauney, M.D.

/s/ Richard M. Ferrari
Richard M. Ferrari

/s/ Frank T. Watkins
Frank T. Watkins

Page 10 of 10 pages